Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated September 29, 2020

Relating to Preliminary Prospectus Supplement dated September 29, 2020 and

Prospectus dated June 26, 2019

Registration No. 333-232387

Golub Capital BDC, Inc.

$400,000,000

3.375% Notes due 2024

PRICING TERM SHEET
September 29, 2020

The following sets forth the final terms of the 3.375% Notes due 2024 (the “Notes”) and should only be read together with the preliminary prospectus supplement dated September 29, 2020, together with the accompanying prospectus dated June 26, 2019, relating to these securities (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	Golub Capital BDC, Inc.
Security:	3.375% Notes due 2024
Ratings (Fitch/S&P)*:	BBB- (stable) / BBB- (negative)
Aggregate Principal Amount Offered:	$400,000,000
Trade Date:	September 29, 2020
Settlement Date**:	October 2, 2020 (T+3)
Maturity Date:	April 15, 2024
Interest Payment Dates:	April 15 and October 15, commencing April 15, 2021
Record Dates:	April 1 and October 1, as the case may be, immediately preceding the relevant interest payment date
Price to Public (Issue Price):	99.920%
Coupon (Interest Rate):	3.375%
Yield to Maturity:	3.399%
Spread to Benchmark Treasury:	+325 basis points
Benchmark Treasury:	0.125% due September 15, 2023
Benchmark Treasury Price and Yield:	99-29 ¾ and 0.149%
Optional Redemption:	Golub Capital BDC, Inc. may redeem some or all of the Notes at any time, or from time to time, at a redemption price equal to the greater of:
•	100% of the principal amount of the Notes to be redeemed, or
•	the sum of the present values of the remaining scheduled payments of principal and interest (exclusive of accrued and unpaid interest to the date of redemption) on the Notes to be redeemed through March 15, 2024 (the date falling one month prior to the maturity date of the Notes), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using the applicable Treasury Rate plus 50 basis points; plus, in each case, accrued and unpaid interest to, but excluding, the redemption date.

Commencing March 15, 2024 (the date falling one month prior to the maturity date of the Notes), Golub Capital BDC, Inc. may redeem some or all of the Notes at any time, or from time to time, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus, in each case, accrued and unpaid interest, if any, to, but excluding, the redemption date.

Notes Purchased by Affiliates
of Golub Capital LLC:	$40,000,000
Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP / ISIN:	38173MAA0 / US38173MAA09
Underwriters:	J.P. Morgan Securities LLC
SMBC Nikko Securities America, Inc.
Morgan Stanley & Co. LLC
MUFG Securities Americas Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** Golub Capital BDC, Inc. expects that delivery of the Notes will be made against payment therefor on or about October 2, 2020, which will be the third business day following the date of the pricing of the Notes (such settlement being herein referred to as “T+3”). Under Rule 15c6-1 promulgated under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the second business day before the date of delivery hereunder will be required, by virtue of the fact that the Notes initially will settle in T+3 business days, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement.

Investors are advised to carefully consider the investment objectives, risks, charges and expenses of Golub Capital BDC, Inc. before investing. The Preliminary Prospectus, which has been filed with the Securities and Exchange Commission, contains this and other information about Golub Capital BDC, Inc. and should be read carefully before investing.

The Preliminary Prospectus and this pricing term sheet are not offers to sell any securities of Golub Capital BDC, Inc. and are not soliciting an offer to buy such securities in any state or jurisdiction where such offer and sale is not permitted.

Golub Capital BDC, Inc.’s shelf registration statement is on file with and has been declared effective by the Securities and Exchange Commission. Any offering of Golub Capital BDC, Inc.’s securities may be made only by means of a preliminary prospectus supplement and an accompanying prospectus. Copies of a preliminary prospectus supplement, together with an accompanying prospectus, may be obtained from J.P. Morgan Securities LLC, 383 Madison Avenue, New York, New York 10179, Attn: Investment Grade Syndicate Desk, facsimile: 212-834-6081 or SMBC Nikko Securities America, Inc., 277 Park Avenue, New York, New York 10172, Attn: Debt Capital Markets, email:prospectus@smbcnikko-si.com.

ABOUT GOLUB CAPITAL BDC, INC.

Golub Capital BDC, Inc. is an externally-managed, non-diversified closed-end management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940. Golub Capital BDC, Inc. invests primarily in one-stop and other senior secured loans of U.S. middle-market companies that are often sponsored by private equity investors. Golub Capital BDC, Inc.’s investment activities are managed by its investment adviser, GC Advisors LLC, an affiliate of the Golub Capital group of companies (“Golub Capital”).

ABOUT GOLUB CAPITAL

Golub Capital is a market-leading, award-winning direct lender and credit asset manager, with over $30 billion of capital under management. Golub Capital specializes in delivering reliable, creative and compelling financing solutions to middle market companies backed by private equity sponsors. The firm’s credit expertise also forms the foundation of its Late Stage Lending business and its Broadly Syndicated Loan investment program. Across its activities, Golub Capital nurtures long-term, win-win partnerships that inspire repeat business from its private equity sponsor clients and investors. Founded over 25 years ago, Golub Capital today has over 500 employees and lending offices in Chicago, New York and San Francisco.